Boonoob

Entertainment · Software · Technology · Social · Social Impact

A Social Network connecting People and Services during the pandemic and beyond

BOONOOB.COM   SAN FRANCISCO CALIFORNIA



Boonoob
The Social Web For Social Good



The world needs happiness! Boonoob is a social platform connecting people in unique ways to meet their needs, do good, and spread happiness. Our trust-based platform enables likely-minded individuals become happier by engaging in daily activities to help each other, make money, improve health, make friends, hang out and party, go places, and more!

Hesam Jafari CEO @ Boonoob

Why you may want to support us...

1. The world is changing and it needs more help, social support, and happiness
2. The first ever social network combined with gig opportunities
3. Generate job opportunities for those in need of flexible and supplemental income
4. Encourages donation, volunteering, and philanthropy
5. Will donate 10% to charities and non-profits across the world to empower humanity
6. Will be expanding to encompass good products, good parties, good places, and good privacy
7. Have connected thousands of people and listed hundreds of events. Our 2020 NYE Party generated $83K
8. Participating in the Newchip Accelerator Program, which connects us to additional resources

Why investors ❤ us

WE'VE RAISED $66,804 SINCE OUR FOUNDING

Boonoob and its team have a vision for the future: to make the world a better place. The potential of this company is great and will no doubt reach the stars. The coronavirus pandemic has brought distress and misery to a lot of people. For this reason, Boonoob has made a promise to alleviate these problems through innovative and revolutionary solutions. As a parent of Michelle and Marianne, I am proud to be a part of this round of investing and I look forward to what Boonoob has in store for us in the future.

Romana Fe Lalucis

Senior Registered Nurse at UCSF Mission Bay and Kaiser Permanente

Hesam is passionate in his work and strives to make the world a happier place. He has the ability to lift up those around him and put a smile on anyone's face. Hesam's vision for Boonoob is one that the market needs and it couldn't have come at a better time.

Mike Figueroa

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Hesam Jafari

CEO

A visionary problem-solver. Able to bring creative solutions to life with teamwork and efficient use of resources. MBA from University of San Francisco. Masters in Mechanical Engineering. Masters in Materials Science. Launching Boonoob.



Kishan Trivedi

CMO

A restaurateur-turned-CMO, who's analytical, mathematically strong and has strong business acumen. Masters of International Business. Institute of Chartered Accountants of India. Launching Boonoob.



Yves Songolo

CTO

A software engineer at heart with background in developing and perfecting iOS apps. Can be caught daydreaming about building great things from scratch. Software Engineering from Make School. Computer Science from Essex College. Launching Boonoob

The world is changing rapidly and it needs more help, social support, and happiness!


THE WORLD IS CHANGING - INVEST IN BOONOOB
Watch later
Share
The Social Web For Social Good
Boonoob.com

We are living in the digital age where more than 4.5 billion people are connected through the internet. This brings value to us as individuals, communities and businesses in just 31 years since its birth. During this unprecedented time, the global pandemic has caused a $195 million job loss and almost a million deceased globally. The pandemic changed health care, international relations, education, urban life, and many other aspects of our lives. Luckily, technology kept people connected, productive and collaborative on economical, social and environmental issues.



Necessity is the mother of the invention. Imagine a world where meeting our needs is easy, cheap, and fast with the aid of technology; Where there is an abundance of employment opportunities, easy health care access, more safety and protection and needs are met cheaper and faster. People can move toward a better and healthier life with more social support and extensive social relationships as well as ample time for volunteering and donating. Imagine 4.5 billion people connected through the internet willingly contribute 10 minutes of their daily time to volunteer or choose to donate 1 cent each to different causes across the world. This will result in 45 billion minutes and 45 million dollars daily. The world would be a better place for everyone.

What is Boonoob?

Boonoob is a network-based reputation social platform, connecting people within their communities to run errands, help each other, and build strong community ties. Our mission is to provide a tool to connect people in need of jobs to people in need of services.


Boonoob: A network-based reputation system
Boon : Good
Noob: Bad
Mutual connections, skills, reviews, recommendations
Creates
Trust
Increases Transaction Volume
Increases Transaction Quality
Kyra finds Wes on Boonoob
Tyler and Kyra are connections on Boonoob
Tyler and Brian are connections on Boonoob
Wes teaches guitar to Kyra. Kyra rates Wes
Tyler sees Kyra's activity in his timeline and her good rating for Wes. Tyler asks Wes to teach him too. He writes a recommendation for Wes
Brain sees Tyler's activity in his timeline and his recommendation. Brian asks Wes to teach him too
Boonoob generated 3 leads instead of 1
And Wes did a better job to get better reviews
Examples of network-based reputation platfroms
ebay
yelp
LinkedIn
Quora

How Did We Start?

Boonoob started as a private social platform at the University of New Hampshire in 2016 by Hesam Jafari. From there, Boonoob expanded when he moved to San Francisco the following year where he met co-founders Yves Songolo and Kishan Trivedi.

Since 2018, Boonoob has listed and hosted a variety of private events that brought people together. Our party highlights include a Costume Cruise party in 2018 and ScaryGoodTimes in 2019, both Halloween events. To date, our biggest revenue-raking party took place during our 2020 New Years Eve Dance Party, pooling in over 1,000 attendees and $83k in revenue.


Popular in San Francisco
2020 Dance Party
DEC 31
Epic New Year's Eve Party
Dillon Francis New Year's Eve + Open Ba...
Dashboard
Gross sales
$39,008
Dashboard
Gross sales
$34,625
Dashboard
Gross sales
$9,620
Sales summary
Admission Sales / Total Avail

The COVID-19 Pandemic Problem

Reaching the peak of its success at the beginning of 2020, Boonoob was hit with an unexpected obstacle that many have faced: the COVID-19 pandemic. Our plans of throwing parties and gatherings came to a complete halt. Businesses shut down and cities were forced to go on lockdown, which led to layoffs and furloughs. Jobs were scarce while people feared for their health and safety. Everyone was stuck in isolation and quarantine.

> *"The measure of intelligence is the ability to change" - Albert Einstein*

Boonoob: The Solution

Boonoob saw the need for job opportunities and a shot at helping those fearful of the virus. Combining the two problems to create a solution caused the rebirth of Boonoob. We have revisited our short-term business model and expanded our long-term business model to supply what is in demand and restructured our values and mission.

	Boonoob	Fiverr	Craigslist	Thumbtack	TaskRabbit	Instacart
Fees	Low ☺ ($1)	High☹	Medium😐	High☹	High☹	High☹
Social Networking	✓	✗	✗	✗	✗	✗
Volunteering	✓	✗	✓	✗	✗	✗
Donation	✓	✗	✗	✗	✗	✗
Negotiation	✓	✗	✗	✗	✗	✗
Social Impact	✓	✗	✓	✗	✗	✗
Verified Users	✓	✓	✗	✓	✓	✓
Services Offered	All (Common)	Professional	All (Common)	Housekeeping	Broad	Grocery

10X better than craigslist



Offerings & Positioning – Gig Platforms
Insta Cart
fiverr
Fiverr
Thumbt ack
Craigslist
Task Rabbit
Handy
Boonoob
Low Fees
High Social Impact
fiverr
Low Social Impact
High Fees

We offer the ability to list various types of paid services such as housekeeping, handy work, tutoring, shopping, health and wellness, event planning, etc. We also offer the chance to volunteer, donate goods and negotiate prices.



Help each other
Make a difference through volunteering, donation, and more
Offer and find services
Help your community during the global pandemic
Connect with friends
Stay connected with your friends and help each other in unique ways
Healthy lifestyle
Engage in the activities and enjoy a happier and healthier lifestyle

Boonoob has a social media aspect where you can add friends and make new ones. Your timeline shows what your circle has done for your community and keep up on what activities your friends are participating in. You can also see which one of your friends need help or assistance.

Currently, Boonoob is in the works of developing an iOS app to bring our users in one platform where help is at their fingertips. A web app and an Android version is to follow.


boonoob
Helping each other!
Email
Password
Forgot Password?
Sign In
Don't have an account? Sign Up
Gary Vaynerchuk
John Doe
Kishan Trivedi
CMO of Boonoob
543
Connect
Message
Connections
Activity
June 2020
July 2020
Updates
Activity
Just Now
Past Updates

This is an untapped market that sets us out from all the other apps available on the App Store.


Social Platforms
There are three types of social networks:
Network around
Product
Network around
Content
Network around
Activity
Exchange of goods
Exchange of knowledge
Exchange of experience


Combining two big markets
Gigs
A Booming Market
Number of freelancers in the United States from 2017 to 2028 (in millions)
Company | 2018 Revenue ($ millions)
Upwork | 1,756
Fiverr | 294
Social Network
A Booming Market
Global social networking advertising revenue in Billion USD
Company | 2019 Revenue ($ millions)
Facebook | 70,697
Linkedin | 6,570

Newchip Accelerator

Boonoob has been recently accepted into Newchip Accelerator's program which will aide in improving our business in every aspect. Newchip will be providing us with mentors, a network of investors, as well as a plethora of resources for us to explore.


Boonoob is now accelerated by newchip
Watch later
Share

Future Expansions

We are planning to encompass all sorts of activities in one place in the near future where people can be happier through being more active and having more of their daily lives needs met easier, faster, cheaper, and better with our core values of good planet, good people, good products, good parties, good places, good privacy, and good prices.


Boonoob : The Social Web for Social Good
Watch later
Share

****

Join us to make Boonoob a socially funded social platform and bring more help, support, and happiness to our communities! We have connected thousands of people and we are excited to connect more!

****


JOIN US - BOONOOB - The Social Web for Social Good!
Watch later
Share
Boonoob
The Social Web for Social Good
JOIN US!
Watch on YouTube

Investor Q&A

— COLLAPSE ALL

What does your company do?

Boonoob is a social networking platform that aims to connect people in the most sustainable and unique ways to meet their needs, to do good, and spread happiness with our core values of Good planet, Good people, Good products, Good places, Good parties, Good privacy, and Good prices. We strive to connect people amidst this pandemic who can freelance and volunteer for opportunities posted by fellow users.

Where will your company be in 5 years?

In 5 years, we hope to be the biggest social networking platform that encourages a happier and healthier lifestyle. We strive to connect hundreds of millions of people in order to remain active, help each other in their daily lives, improve physical and mental health, run errands for others, buy and sell products and services, and facilitate activities like volunteering, donations, events, and parties. These are future projections that cannot be guaranteed.

Why did you choose this idea?

The world needs happiness! Boonoob is a social platform connecting people in unique ways to meet their needs, do good, and spread happiness. Our trust-based platform enables likely-minded individuals become happier by engaging in daily activities to help each other, make money, improve health, make friends, hang out and party, go places, and more!

How far along are you? What's your biggest obstacle?

Right now, we're in the development stage and we had a soft launch of the app on July 15, 2020. The app is being prepared to launch on the app store and go live soon.

We believe we have the right team. We are making the network in the right time. We have the right product.

Our biggest obstacle at the moment is money and investors. We want to find investors who share our vision to help fund our product.

Who competes with you? What do you understand that they don't?

We are combining and entering separate markets (social network and gig economy), so we don't have direct competitors, per se.

Our indirect competitors include Craigslist, Thumbtack, Instacart, Fiverr, TaskRabbit, and Upwork.

We understand the pain and struggle of our neighbors and communities at this time of the pandemic. We are introducing an app that would potentially solve the problems of both sides of the spectrum: safety, health and finances, all while building stronger ties with the community.

Therefore, what makes us stand out from our indirect competitors are much lower fees and the ability of our users to make a social impact by volunteering and donating.

We believe this novel method will enable us to lead the way.

How will you make money?

Our platform will charge a small fee ($1) for listing the service needs. Additionally, we would be able to generate advertising revenue since we are a social platform.

Our prospective revenue streams would include:
+ Subscription fees
+ Ticket fees (events and parties)
+ Merchandise and product fees
+ Booking Fees

It is important to note that our fees will be significantly lower than any existing platform.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

One of the risks we are facing is the lack of funds that could potentially put a damper on the growth of our platform; Not having the correct marketing and advertising strategies to promote our company. Our users will be the reason why our company will thrive and succeed.

However, our team of bright and hardworking people are aware of these risks and will come up with remedies to turn these challenges into opportunities. We are always eager to learn from those who have experience and have gone down this path before.

For example: We turned our biggest challenge (pandemic) into our biggest opportunity to revamp our company into something useful for everyone.

What is Boonoob's history?

Boonoob was started by Hesam Jafari at the University of New Hampshire in 2016. This served as a social networking platform for university students. Soon after, well over 3,000 students from other universities had joined and connected with each other. Realizing its potential, Hesam dreamed bigger. He moved to the SF Bay Area to connect with the country's brightest tech gurus.

From there, Boonoob expanded its network and niche to parties and gatherings among friends. Word of mouth spread fast and by 2019, Boonoob had planned its biggest event yet: a New Year's Eve party on board the SS Jeremiah O'Brien, a WII battleship. The party reached capacity of over 1,000 attendees.

The beginning of 2020 looked promising up until the coronavirus spread and became a worldwide pandemic. We decided to reimagine Boonoob and utilize our existing platform and database of users for the greater good. From there, the rebirth of Boonoob came to light.

How will you use the funds raised?

Development, engineering, marketing, cyber security and infrastructure, business development, product design, legal fees, and to offer equity to investors and employees.

What makes Boonoob different from other companies such as Craigslist, Fiverr, Thumbtack, Taskrabbit, Instacart, etc?

+ With Boonoob, verified users can network and get to know each other.

+ Boonoob will offer competitive pricing for posting transactions from both parties

+ Unlike other companies, Boonoob will give a portion of its profits to charities and encourage members of the community to volunteer their time and services

+ Boonoob will also have a negotiation feature where both parties can haggle for the best price possible

+ Boonoob will be a reputation-based social networking platform so verified users will be able to leave reviews and ratings, as well as add other users as friends.